ACTINVER SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE AT DECEMBER 31, 2014	100	$ 1	$ 1,567,799	$ 3,423,114	$ 4,990,914
Net income	-	-	-	703,644	703,644
BALANCE AT DECEMBER 31, 2015	100	$ 1	$ 1,567,799	$ 4,126,758	$ 5,694,558

The accompanying notes are an integral part of this financial statement.